Filed by Swift Transportation Co., Inc.
                                                     Commission File No. 0-18605

                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                            Subject Company: M.S. Carriers, Inc.
                                                     Commission File No. 0-14781

                                                         Date: December 11, 2000

        Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning the proposed transaction, the combination's expected accretiveness to Swift's earnings, Swift's post-merger market capitalization, expectations regarding public offerings of shares, expected synergies, and pro forma financial and other information. Such statements are based upon the current beliefs and expectations of Swift's and M.S. Carriers' management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These uncertainties include: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Swift's and M.S. Carriers' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Swift's and M.S. Carriers' results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Swift and M.S. Carriers, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

        The proposed transaction will be submitted to Swift's and M.S. Carriers' stockholders for their consideration. Swift will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus. Stockholders should read the joint proxy statement/prospectus regarding the proposed transaction that will be filed with the SEC and mailed to stockholders. The joint proxy statement/prospectus will contain important information that stockholders should consider. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Swift and M.S. Carriers, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to: Swift Transportation Co., Inc., 2200 South 75th Avenue, Phoenix, AZ 85043, Attention: Chief Financial Officer (602-269-9700).

         Swift and M.S. Carriers and certain other persons named below may be deemed to be participants in the solicitation of proxies of Swift's and M.S. Carriers' stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Swift and M.S. Carriers. A detailed list of the names and interests of Swift's directors and officers is contained in Swift's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of M.S. Carriers' directors and officers is contained in M.S. Carriers' proxy statement for its 2000 annual meeting.

         As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of Swift's common stock, or 5% of M.S. Carriers' common stock, except that Jerry Moyes, CEO of Swift beneficially owns more than 5% of the common stock of Swift and Michael S. Starnes, CEO of M.S. Carriers, beneficially owns more than 5% of the common stock of M.S. Carriers. Certain employees of M.S. Carriers, including participants, may receive accelerated vesting of their stock options in connection with the merger in accordance with their existing stock option agreements. In addition, certain officers of M.S. Carriers, as a condition to the closing of the merger, will enter into employment agreements that will become effective upon completion of the merger. A description of the employment agreements will be contained in the joint proxy statement/prospectus.


         The following communications are filed herewith:

1.   Joint  press  release  of M. S.  Carriers  issued  December  11,  2000.
2. Communication sent to office employees of M.S. Carriers on December 11, 2000, and posted on company website.
3. Communication sent by satellite communication to drivers of M.S. Carriers on December 11, 2000.

1.   Joint  press  release  of M. S.  Carriers  issued  December  11,  2000.

                                                           For Immediate Release

                     SWIFT AND M.S. CARRIERS ANNOUNCE MERGER

     Phoenix, Arizona and Memphis, Tennessee, December 11, 2000 - - Swift Transportation Co., Inc. (Nasdaq: SWFT) and M.S. Carriers, Inc. (Nasdaq: MSCA) today announced that they have agreed to a merger in which M.S. Carriers will become a wholly owned subsidiary of Swift. The combination of Swift and M.S. Carriers will create the largest and most profitable North American truckload motor carrier, with over $2 billion in pro forma 2000 revenue, 15,000 tractors, and significant service penetration in Mexico, Canada, and throughout the United States. The combination is expected to be accretive to Swift's earnings per share in 2001 before merger-related costs.

         In the merger, 1.7 shares of Swift common stock will be exchanged for each share of M.S. Carriers common stock. At Swift's closing price today, the M.S. Carriers stockholders would receive approximately $34.32 for each share of M.S. Carriers common stock, a premium of more than 52% over today's closing price of M.S. Carriers common stock. Former stockholders of M.S. Carriers will hold approximately 22% of Swift's outstanding common stock after the merger. At today's closing price, Swift's post-merger market capitalization would be approximately twice as great as the next largest publicly traded truckload carrier.

         The definitive merger agreement has been approved by the boards of directors of both companies. The merger is subject to a number of conditions, including antitrust clearance and stockholder approval of both companies. The merger is expected to be accounted for as a pooling of interests and to be tax-free to the stockholders of Swift and M.S. Carriers. Prior to the merger, Swift expects to offer approximately 2,000,000 shares of its common stock and M.S. Carriers expects to offer approximately 300,000 shares of its common stock in public offerings. Both Jerry Moyes, the CEO and largest stockholder of Swift, and Michael S. Starnes, the CEO and largest stockholder of M.S. Carriers, have agreed to vote their shares in favor of the merger. The companies expect the merger to be completed in the Spring of 2001.

         Swift's Chairman, President, and Chief Executive Officer, Jerry Moyes, stated: "For several years, we have believed that M.S. Carriers offered the best strategic fit of any potential merger partner. Operationally, both companies focus on short-to-medium length of haul, regional operations. Swift is stronger in the western United States, while M.S. Carriers operates primarily in the eastern United States and in Mexico. We believe adding M.S. Carriers' strength in the eastern United States to Swift's presence will enable the combined companies to offer increased capacity to customers, reduce empty miles, and improve productivity. Swift's western operation will have the same impact on M.S. Carriers' presence in the West. From a customer perspective, there is little overlap among the companies' top accounts, which will present significant cross-marketing opportunities. In addition, M.S. Carriers has made greater investments in technology, which can be leveraged over the combined revenue base by capitalizing on common hardware and core software systems. The following information, pro forma for the merger, demonstrates the power of the combination:

Pro forma Information Concerning Swift and M.S. Carriers

Pro forma financial highlights:
Revenue for nine months ended 9/30/00                             $1,448,948,000
Earnings for nine months ended 9/30/00                              $ 57,410,000
1995-99 compounded annual revenue growth                                     21%
1995-99 compounded annual earnings growth                                    28%
September 30, 2000 stockholders' equity                            $ 649,445,000


Pro forma publicly traded truckload carrier leadership rankings 9/30/00:

      Factors                                                               Rank
      Revenue                                                                  1
      Earnings                                                                 1
      Tractors                                                                 1
      Trailers                                                                 1
      Stockholders' equity                                                     1
      Market capitalization                                                    1

         "The combination fits Swift's business strategy of providing truckload service throughout North America by combining Swift's Canadian and Mexican operations with the operations of M.S. Carriers in those countries. Swift owns 49% of Mexican carrier, TransMex, and M.S. Carriers owns 50% of Mexican carrier, Transportes EASO. The services of the two Mexican carriers are complementary because Transportes EASO is the largest domestic truckload traffic transporter in Mexico, whereas TransMex is primarily involved in international freight movements," said Mr. Moyes.

         "The merger also demonstrates our continuing commitment to Transplace.com, LLC. Swift and M.S. Carriers were both founding members of
Transplace.com, the Internet-based global transportation logistics and e-procurement company formed on April 18, 2000 by six of the seven largest publicly-traded truckload carriers. With the merger, Swift's and M.S. Carriers' combined 30% share will represent the largest ownership interest in Transplace," Moyes continued.

         Michael S. Starnes will continue as the President and Chief Executive Officer of M.S. Carriers and will be responsible for coordinating the operations of M.S. Carriers with Swift's operations in the eastern United States, Mexico, and Canada. Mr. Starnes said: "I believe that merging with Swift represents the best path for M.S. Carriers' customers, employees, and stockholders. Our customers will continue to receive outstanding service and will benefit from added capacity. Our employees will become part of an industry leader with tremendous growth prospects and many opportunities for advancement. Our stockholders will gain a premium over our recent trading price as well as greater liquidity and ownership in a company with an outstanding record of revenue and earnings growth. I believe the merger offers a unique opportunity to create a combined company that can be greater than the sum of its parts. That is why I agreed to it. I am confident that Jerry Moyes and I will work very well in bringing our two great companies together."

         Mr. Starnes, a former President of the U.S. Chamber of Commerce, will join Swift's board of directors. Edward A. Labry III, President of Concord EFS, an electronic transactions purchasing and money transfer company and current M.S. Carriers director, also is expected to join Swift's board of directors. Concord EFS is traded on the Nasdaq Stock Market under the symbol "CEFT" and has a market capitalization of over $9 billion.

         The companies expect to continue the M.S. Carriers operations out of Memphis with existing management and other personnel remaining in place. For the near term, M.S. Carriers will operate independently, as the companies focus on cost savings through purchasing economies, lower borrowing rates, and the increased use of lower-priced bulk fuel available at Swift's facilities. Over time, the companies will analyze traffic lanes, terminal locations, and equipment positions to attempt to enhance productivity and minimize empty miles. The companies also may move or consolidate certain administrative functions in Phoenix or Memphis. Over two to three years the companies anticipate significant operating synergies, but cost savings from synergies have not been factored into any forecasts.

         Merrill Lynch & Co. served as financial advisor to M.S. Carriers and rendered a fairness opinion to its Board of Directors. Credit Suisse First Boston is serving as a financial advisor to Swift with respect to certain securities matters relating to the transaction.

         Swift can be reached on the Web at www.swifttrans.com, and M.S. Carriers' web address is www.mscarriers.com

         SWIFT AND M.S. CARRIERS WILL HOLD A JOINT PRESS CONFERENCE AT 8:30 PM CENTRAL STANDARD TIME TODAY AT THE HEADQUATERS OF M.S. CARRIERS, 3171 DIRECTORS ROW, MEMPHIS, TENNESSEE, TO DISCUSS THE TRANSACTION. SWIFT AND M.S. CARRIERS WILL HOLD A TELEPHONE PRESENTATION FOR THE INVESTMENT COMMUNITY AT 11:00 AM EASTERN STANDARD TIME ON TUESDAY DECEMBER 12, 2000, TO DISCUSS THE PROPOSED MERGER. PERSONS INTERESTED IN LISTENING TO THE PRESENTATION MAY DIAL IN AT 800-869-4366.

        This press release contains statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning the proposed transaction, the combination's expected accretiveness to Swift's earnings, Swift's post-merger market capitalization, expectations regarding public offerings of shares, expected synergies, and pro forma financial and other information. Such statements are based upon the current beliefs and expectations of Swift's and M.S. Carriers' managements and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These uncertainties include: the inability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Swift and M.S. Carriers stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and costs savings anticipated from the merger may not be fully realized or may take longer to realize than expected; disruptions from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and increased competition and its effects on pricing, spending, third-party relationships and revenues. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Report on Form 10-K of Swift filed with the Securities and Exchange Commission.

        The proposed transaction will be submitted to Swift's and M.S. Carriers' stockholders for their consideration. Swift will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus. Stockholders should read the joint proxy statement/prospectus regarding the proposed transaction that will be filed with the SEC and mailed to stockholders. The joint proxy statement/prospectus will contain important information that stockholders should consider. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Swift and M.S. Carriers, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to: Swift Transportation Co., Inc., 2200 South 75th Avenue, Phoenix, AZ 85043, Attention: Chief Financial Officer (602-269-9700).

         Swift and M.S. Carriers and certain other persons named below may be deemed to be participants in the solicitation of proxies of Swift's and M.S. Carriers' stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Swift and M.S. Carriers. A detailed list of the names and interests of Swift's directors and officers is contained in Swift's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of M.S. Carriers' directors and officers is contained in M.S. Carriers' proxy statement for its 2000 annual meeting.

         As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of Swift's common stock, or 5% of M.S. Carriers' common stock, except that Jerry Moyes, CEO of Swift beneficially owns more than 5% of the common stock of Swift and Michael S. Starnes, CEO of M.S. Carriers, beneficially owns more than 5% of the common stock of M.S. Carriers. Certain employees of M.S. Carriers, including participants, may receive accelerated vesting of their stock options in connection with the merger in accordance with their existing stock option agreements. In addition, certain officers of M.S. Carriers, as a condition to the closing of the merger, will enter into employment agreements that will become effective upon completion of the merger. A description of the employment agreements will be contained in the joint proxy statement/prospectus.

        This press release is being filed with the SEC pursuant to Rule 425 under the Securities Act of 1933.

Contact:

For Swift:                                         For M.S. Carriers:
William F. Riley, III                              Joseph Barrow
Senior Executive Vice President    - or -          Senior  Vice  President  -
and CFO                                            Finance  and  Administration,
602/269-9700                                       CFO, and Secretary-Treasurer
                                                   901/332-2500

2. Communication sent to office employees of M.S. Carriers on December 11, 2000, and posted on company website.

Employee Communication Package

Today, the Board of Director of both M.S. Carriers and Swift approved an agreement to merge the two companies.M.S. Carriers shareholders will receive 1.7 shares of Swift stock for every share of M.S. Carriers stock. M.S. Carriers stock closed at $22.50 on 12/11/2000. At Swift's 12/11/2000 closing price, the value of this offer is $34.32 per share, a 53% premium.

Why did M.S. Carriers choose to merge with Swift?

This combination will form the most formidable public truckload carrier in the market.

Number 1 in revenue.
Number 1 in earnings.
Number 1 in tractors.
Number 1 in trailers.
Number 1 in driver service centers.
Number 1 stockholder equity.
Number 1 in market value.

I want to be a primary player in Number 1. I strongly believe that not only will we be Number 1 right now, but also in two years, five years, twenty years. I believe large-scale consolidation is going to happen in the industry and I want to be leading that change. I'm not selling out and exiting. I'm staying on as a primary manager, a shareholder and member of the Board of Directors in the new company. We've chosen this path because due to the strategic fit of the companies, I believe 1 + 1 could equal more than 2.

Why did M.S. Carriers decide to do this now?

Quite frankly, we were able to choose the best partner out there. We're both very strong companies in our own right. Together, I think we'll become even stronger and accomplish more than we could separately. I think the timing for this move is perfect.

Why is Swift the best partner?

For several reasons, over the past five years, they have the best track record in the industry. We have complementary strengths; M.S. Carriers in the eastern U.S. and Swift in the western U.S. The combination makes for increased densities in both markets with very little customer overlap. Additionally, new markets will be opened up as their customer base in the West can take advantage of our capabilities in Mexico. Our partnership in TRANSPLACE.com will be strengthened by further solidifying the ownership group. The combined entity will own approximately 30% of TRANSPLACE; 14% coming from M.S. Carriers and 16% from Swift.

What's going to happen tomorrow?

Today we have announced that the Board of Directors for each company has reached a definitive agreement. Right now, nothing has changed. We are still M.S.
Carriers. We will still answer the phone as M.S. Carriers. We still need to provide our customers with exemplary service. We still need to provide our drivers with exceptional operational support. Tomorrow, it's business as usual.

Looking forward, this merger is not built on cost cutting, instant synergies or lay-offs. In fact, we need everyone performing at his or her best to make it a success. We'e not going to rush integrating the two companies.

A general  calendar for the deal is:
Today, we've announced the intent to merge M.S. Carriers and Swift. There will be three to five months of regulatory review and approval. Then a vote by the shareholders of each company to approve the deal. And we should close the transaction sometime in the Spring of 2001.

How does this affect me, an M.S. Carriers employee?

First let me repeat, we need everybody. The reason Swift wanted to merge with us is because of you.

One of my priorities in looking at this deal is that every employee is needed. In fact, each of you should see more opportunities by working for a larger company. The Senior Executive Team (Mike Reaves, Woody Welch, Joe Barrow and myself) believes in this deal so strongly, that each of us will sign a long term employment contract.

The combined company will have an East and a West headquarters. Memphis will be the headquarters for the Eastern Division. I will be located here in Memphis and serve as the leader of the Eastern Division.

If you've been here long enough to qualify for the option program, here's what will happen. The expiration date of the options will remain unchanged. The amount of shares and strike price of the options will be adjusted by the exchange ratio of 1.7 to convert them into Swift shares. The number of shares will be increased by the exchange ratio of 1.7. So for example 500 MSCA shares will be converted to 850 SWFT shares. The strike price will be decreased by the exchange ratio of 1.7. So for example, if you were part of the first group with an MSCA strike price of $19.25, your new SWFT strike price will $11.62. If your stock option agreement so provides, all of your options may vest and become exercisable when the merger closes. I have a worksheet available for you to determine the impact to your options. Remember, you don't have to do anything with your options. They will be available to exercise when the deal closes and will still have the same expiration date they always had.

Also, there will be no changes to your seniority. If you have five years with M.S. Carriers, you will continue to have five years with the combined company. Immediately, your benefits package will be unchanged. Eventually we will move to a consolidated benefits program. As that is developed, I will communicate with you.


                   SAMPLE WORKSHEET FOR OPTION PROGRAM TO WORK
                      THROUGH WITH M.S. CARRIERS EMPLOYEES


For those in the broad-based option program, here is a worksheet to help you calculate the impact from the merger. Your manager or SSL will be able to help you.

First, your options may become fully vested when the deal is closed (currently expected Spring 2001). Consult your stock option agreement.
The expiration date will remain unchanged. You won't have to do anything, but will have the opportunity to exercise the options earlier than was specified before.

If you were in the first group that was granted options, here's what it looks like based upon the stock prices on December 8, 2000. If not, you may use the bottom of the table to calculate your own position.



------------------------------------------------ ------------------- --------------------------------------------------------
                     Item                                                                  What To Do
------------------------------------------------ ------------------- --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------

Current MSCA Strike Price                              $19.25
------------------------------------------------ ------------------- --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------
12/08/00 Market MSCA Price                             $21.65
------------------------------------------------ ------------------- --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------
Amount "In the Money" on MSCA Stock                    $2.375        Strike Price minus Current Market Price for MSCA
------------------------------------------------ ------------------- --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------
Current MSCA Share Count                                500
------------------------------------------------ ------------------- --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------
Value if Exercised today                             $1,187.50       Amount "In the Money" times MSCA Share Count
------------------------------------------------ ------------------- --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------

------------------------------------------------ ------------------- --------------------------------------------------------
Applying the Merger Agreement to get to Swift
equivalent stock
------------------------------------------------ ------------------- --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------
New SWFT Strike Price                                 $11.324        Current MSCA strike price divided by conversion ratio
                                                                     of 1.7
------------------------------------------------ ------------------- --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------
12/08/00 SWFT Market Price                             $20.00        As of 12/08/2000 closing
------------------------------------------------ ------------------- --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------
Amount "In the Money"                                  $8.676        New SWFT Strike Price minus Current SWFT Market Price
------------------------------------------------ ------------------- --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------
New SWFT Share Count                                    850          Current MSCA Share Count of 500 times conversion ratio
                                                                     of 1.7
------------------------------------------------ ------------------- --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------
Value if Exercised Today                             $7,374.60       Amount "In the Money" on SWFT stock multiplied by New
                                                                     Share count of SWFT
------------------------------------------------ ------------------- --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------

------------------------------------------------ ------------------- --------------------------------------------------------
Work up your own position
------------------------------------------------                     --------------------------------------------------------
------------------------------------------------ =================== --------------------------------------------------------
Your Current MSCA Strike Price                                       List your MSCA Strike Price
------------------------------------------------ =================== --------------------------------------------------------
------------------------------------------------                     --------------------------------------------------------
Your New SWFT Strike Price                                           Take your Current MSCA Strike Price and divide by
                                                                     conversion ratio of 1.7
------------------------------------------------                     --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------
12/08/00 SWFT Market Price                             $20.00        As of 12/08/2000 closing
------------------------------------------------                     --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------
Amount "In the Money" on SWFT Stock                                  Subtract Your New SWFT Strike Price minus Current SWFT
                                                                     Market Price
------------------------------------------------                     --------------------------------------------------------
------------------------------------------------ ------------------- --------------------------------------------------------
Your New Share Count of SWFT Stock                      850          Your original MSCA share count of 500 times conversion
                                                                     ratio of 1.7
------------------------------------------------ ------------------- --------------------------------------------------------
------------------------------------------------                     --------------------------------------------------------
Value if Exercised Today                         $                   Multiply Amount "In the Money" on SWFT stock by the
                                                                     New SWFT Share Count
------------------------------------------------ ------------------- --------------------------------------------------------


 3. Communication sent by satellite communication to drivers of M.S. Carriers on December 11, 2000.

QUALCOMM MESSAGE TO M.S. CARRIERS DRIVERS


A message from Mike Starnes:

The Board of Directors of M.S. Carriers announced today that it has signed an agreement to merge with Swift Transportation. The vision of this combination is to create the largest public truckload carrier with complementary strengths on the East and West coasts. I believe the truckload companies will need to consolidate to get stronger. With this move, we are getting stronger the fastest, and stronger means more opportunities and more miles.

The two companies will not be integrated immediately. There are no planned lay-offs. In fact, it will take the continued efforts of our employees to make this a success.

As an M.S. driver, your pay rates will be unaffected. You will remain on the program you are on now. In fact, there will be no changes in the near term. You will have the same truck, same SSL, same fleet assignment.

Your SSL has more details and I will mail an information packet to your house. Thank you for your efforts and I look forward to building our future together. Have a safe trip.

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